Mail Stop 3561



								October 12, 2005



Mark Poulsen, Chief Executive Officer
Fit for Business International, Inc.
3155 E. Patrick Lane
Suite 1
Las Vegas, Nevada

		RE:	Fit for Business International, Inc.
			Registration Statement on Form SB-2
			File No. 333-122176
			Amendment Filed: September 26, 2005

Dear Mr. Poulsen:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your revisions in response to our prior comments 6 and 7.
We are not looking for a Rule 144 analysis as it pertains to future resales of the referenced securities but, instead, are seeking an analysis as to how the prior sales meet the conditions of Rule 144.
Revise or advise. In the alternative, explain why Rule 144 does not apply. We may have further comment. Disclose the date each sale was made by Ft. Street Equity to each individual.

Management`s Discussion and Analysis or Plan of Operation, page 17

Liquidity and Capital Resources, page 22
2. On page 23 you state, "[a]s of August 25, 2005, there have been no modifications to the second extension agreement to the License agreement, or changes in any of its terms." Revise to update this disclosure as of the most recent date practicable.

Financial Statements, page F-3
3. Revise to describe the nature of the restatements, made in the amended financial statements as of June 30, 2005, and their effect on net loss and net loss per share as required by paragraph 37 of APB
20. Disclose on the face of the financial statements that they have been restated. The auditor should refer to the restatement in its report as indicated by AU Section 561.06a. Please advise your independent accountant to revise its report to reference the error correction made to the audited 2005 financial statements.

Exhibits
4. Please revise the legality opinion to also opine upon the shares to be issued by the company in this offering. Currently the legality opinion states that the shares to be sold by the selling shareholders are legally issued, fully paid and non-assessable.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202)
551-3357.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.	Richard Anslow, Esq.
	732-577-1188










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Mark Poulsen
Fit for Business International, Inc.
October 12, 2005
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